UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

DIEDRICH COFFEE, INC.

(Name of Subject Company (Issuer))

PEBBLES ACQUISITION SUB, INC.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Lawrence J. Blanford

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, Vermont 05676

(802) 244-5621

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$212,469,740	$11,855.81

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (a) 6,070,564 shares of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., consisting of (i) 5,726,813 shares issued and outstanding as of December 7, 2009 and (ii) 343,751 shares expected to be issuable, or otherwise deliverable, prior to the expiration of this tender offer in connection with vested options, warrants and other rights to acquire Diedrich Coffee, Inc. common stock, by (b) the tender offer price of $35.00 per share.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010, issued by the Securities and Exchange Commission, equals $55.80 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,855.81
Form or Registration No.:	Schedule TO-T
Filing Party:	Pebbles Acquisition Sub, Inc. and Green Mountain Coffee Roasters, Inc.
Date Filed:	December 11, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 11, 2009, as amended (the “Schedule TO”), by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“Parent”), and Pebbles Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Diedrich Coffee, Inc., a Delaware corporation (the “Company”), at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, of the Offer to Purchase, dated December 11, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings assigned to such terms in the Schedule TO or the Offer to Purchase, as applicable.

Item 11.	Additional Information.

Item 11 of the Schedule TO is amended and supplemented to include the following:

The following paragraphs replace the former two paragraphs under Section 12 – “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” – “Litigation” of the Offer to Purchase:

“A complaint in the action entitled George Mendenhall, individually and on behalf of others similarly situated v. J. Russell Phillips, et al., was filed in the Superior Court of the State of California for the County of Orange (the “Court”) on November 10, 2009, and was amended on December 23, 2009 (the “Amended Complaint”). The Amended Complaint names the members of the Company’s Board, the Company, Parent and the Purchaser as defendants. The Amended Complaint asserts claims in connection with the proposed transaction among the Company, Parent and the Purchaser, including, among other things: (a) alleging that the members of the Company’s Board breached their fiduciary duties to the Company’s stockholders by failing to provide adequate disclosures of material information concerning the transaction and (b) seeking equitable assessment of attorneys’ fees and expenses for the benefit allegedly conferred by the plaintiff’s counsel on the Company’s stockholders through the plaintiff’s alleged involvement in the transaction. The Amended Complaint seeks class certification, certain forms of equitable relief, including enjoining the completion of the transaction contemplated by the Merger Agreement until additional disclosures are provided, and an award of attorneys’ fees and expenses.

On December 30, 2009, the plaintiff filed an application with the Court for a temporary restraining order, a schedule for a motion for preliminary injunction and expedited discovery. On December 31, 2009, the Court denied this application in its entirety.

Parent, the Purchaser and the Company believe that the allegations of the Amended Complaint are without merit, and intend to vigorously contest the action.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

Date: December 31, 2009	By:	/s/ FRANCES G. RATHKE
	Name:	Frances G. Rathke
	Title:	Chief Financial Officer

PEBBLES ACQUISITION SUB, INC.

Date: December 31, 2009	By:	/s/ HOWARD MALOVANY
	Name:	Howard Malovany
	Title:	Vice President, Corporate, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(i)	Offer to Purchase dated December 11, 2009*+

(a)(1)(ii)	Form of Letter of Transmittal*+

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*+

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+

(a)(5)(i)	Press release dated December 8, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on December 8, 2009)

(a)(5)(ii)	Summary Advertisement published on December 11, 2009*

(a)(5)(iii)	Press Release issued December 11, 2009*

(a)(5)(iv)	Letter to Stockholders of Diedrich Coffee, Inc. dated December 18, 2009*

(a)(5)(v)	Letter to Employees of Diedrich Coffee, Inc. dated December 18, 2009*

(b)(1)	Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed for the fiscal year ended September 29, 2007)

(b)(2)	Amendment No. 1 dated July 18, 2008 to Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K for the fiscal year ended September 27, 2008)

(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(2)	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(3)	Form of Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and those certain directors and executive officers of Diedrich Coffee, Inc. party thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(4)	Confidentiality Agreement, dated as of November 19, 2009, by and between Diedrich Coffee, Inc. and Green Mountain Coffee Roasters, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed
+	Previously mailed to holders and beneficial owners of the Shares